UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________
SCHEDULE 13D
Under the Securities Exchange Act of 1934
_________________________

TurboChef Technologies, Inc.
(Name of Issuer)
_______________________

COMMON STOCK, Par Value $0.01 Per Share
(Title of Class of Securities)
________________________
900006206
(CUSIP Number)
________________________

Timothy J. FitzGerald
Vice President and
Chief Financial Officer
The Middleby Corporation
1400 Toastmaster Drive
Elgin, Illinois 60120
Telephone: (847) 741-3300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
___________________________
Copy to:

Shilpi Gupta, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
333 West Wacker Drive
Chicago, Illinois 60606
Telephone: (312) 407-0700
_________________________
August 12, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

(continued on following pages)
(Page 1 of 7 pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 900006206
(1)	NAME OF REPORTING PERSONS The Middleby Corporation
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ x ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 6,175,759[1]
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,175,759[1]
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%[2]
(14)	TYPE OF REPORTING PERSON (See Instructions) CO

1 The Reporting Person disclaims beneficial ownership of such shares and this statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this statement.

2 Based on 30,390,471 shares outstanding at August 12, 2008, as represented by the Issuer in the Merger Agreement attached hereto as Exhibit 1.

Item 1.                        Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the common stock, $0.01 par value per share (the “Common Stock”), of TurboChef Technologies, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at Six Concourse Parkway, Suite 1900, Atlanta, Georgia 30328.

Item 2.                        Identity and Background

(a) This statement on Schedule 13D is filed by The Middleby Corporation, a Delaware corporation (“Middleby”).

(b) The business address of Middleby is 1400 Toastmaster Drive, Elgin, Illinois 60120.

(c) Middleby designs, manufactures, markets, distributes and services a broad line of (i) cooking and warming equipment used in all types of commercial restaurants and institutional kitchens and (ii) food preparation, cooking and packaging equipment for food processing operations.  The name, citizenship, principal occupation and business address of each executive officer and director of Middleby are set forth in Schedule I hereto, which is incorporated herein by reference.

(d) –(e) During the past five years, neither Middleby nor, to Middleby’s knowledge, any person named in Schedule I hereto has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Reference is made to Schedule I hereto, which is incorporated herein by reference.

Item 3.                        Source and Amount of Funds or Other Consideration

In connection with the Merger Agreement described in Item 4, as a condition to the willingness of Middleby to enter into the Merger Agreement, and as an inducement and in consideration therefor, Middleby entered into Stockholder Voting and Support Agreements, each dated as of August 12, 2008 (the “Voting Agreements”), with certain officers and directors of the Issuer (the “Stockholders”).  By reason of Middleby’s entering into the Voting Agreements with the Stockholders, Middleby may be deemed to have acquired beneficial ownership of the shares of Common Stock that are the subject of the Voting Agreements.  The transactions contemplated by the Voting Agreements do not require the expenditure of any funds.  Middleby anticipates that it will fund the transactions contemplated by the Merger Agreement by drawing on its existing credit facility.  For a more detailed description of the Voting Agreements, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

Item 4.                        Purpose of Transaction

Merger Agreement

(a) –(b) On August 12, 2008, the Issuer, Middleby and Chef Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Middleby (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Issuer will merge with and into Merger Sub (the “Merger”), and Merger Sub will continue as the surviving corporation in the Merger as a wholly-owned subsidiary of Middleby.

Upon and subject to the effectiveness of the Merger, each issued and outstanding share of Issuer’s common stock, other than shares owned by Middleby, Issuer or their subsidiaries and any dissenting shares, will be automatically converted into the right to receive a combination of (i) 0.0486 shares of Middleby common stock and (ii) $3.67 in cash

No fractional shares of Middleby common stock will be issued in connection with the Merger, and holders of Common Stock of the Issuer will be entitled to receive cash in lieu thereof.

Middleby, Merger Sub and Issuer have made customary representations, warranties and covenants in the Merger Agreement.  Consummation of the Merger is subject to various closing conditions, including adoption of the Merger Agreement by Issuer’s stockholders, effectiveness of the registration statement relating to Middleby’s common stock, the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and other customary closing conditions.

The Merger Agreement contains certain termination rights for both Middleby and Issuer, and further provides that, upon termination of the Merger Agreement under specified circumstances, Issuer may be required to pay Middleby a termination fee of $7 million.

The foregoing summary of the Merger Agreement contained in this item 4 is qualified in its entirety by reference to the full text of the merger Agreement, attached as Exhibit 1 hereto and incorporated herein by reference.

Voting Agreement

In connection with the Merger Agreement, and as a condition and inducement to Middleby’s willingness to enter into the Merger Agreement, (i) Richard E. Perlman (individually, as well as through his interest in OvenWorks, LLLP), (ii) James K. Price, (iii) J. Thomas Presby, (iv) William A. Shutzer, (v) Raymond H. Welsh, (vi) Sir Anthony Jolliffe, (vii) James W. DeYoung, (viii) Paul P. Lehr, (ix) J. Miguel Fernandez de Castro, (x) Stephen J. Beshara and (xi) Dennis J. Stockwell (collectively, the “ Stockholders”) entered into Stockholder Voting and Support Agreements with Middleby, each dated as of August 12, 2008 (each, a “Voting Agreement”) with respect to all shares of Common Stock of the Issuer that the Stockholder holds of record and Beneficially Owns (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) (collectively, the “Subject Shares”). The Subject Shares include any shares of the Issuer as to which a Stockholder acquires beneficial ownership after the execution of the Voting Agreement.

Pursuant to the Voting Agreements, each of the Stockholders irrevocably granted to and appointed Middleby as proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the Stockholder, to vote the Subject Shares in accordance with the provisions of the Voting Agreement, whether in person at a stockholder meeting of the Issuer, by proxy, or by written consent.  Each Stockholder affirmed that the proxy is coupled with an interest and shall be irrevocable during the term of the Voting Agreement.

Each Stockholder agreed, until the termination of the Voting Agreement, at any duly called meeting of the stockholders of the Issuer (or any adjournment or postponement thereof), and in any action by written consent of the stockholders of the Issuer, to vote or cause to be voted the Subject Shares: (i) in favor of (A) adopting the Merger Agreement and thereby approving the Merger and any other matters contemplated by the Merger Agreement that are necessary for consummation of the Merger and (B) approval of any proposal to adjourn or postpone the meeting to a later date if there are not sufficient votes for the adoption of the Merger Agreement on the date on which such meeting is held; and (ii) against (A) any agreement or arrangement related to or in furtherance of any Acquisition Proposal, as defined in the Merger Agreement (other than the Merger) or (B) any corporate action the consummation of which would reasonably be expected to impede, interfere with, prevent or materially delay the consummation of the transactions contemplated by the Merger Agreement.

Each Stockholder also agreed that he will not (a) sell, transfer, pledge, assign or otherwise dispose of (including by gift) (collectively, “Transfer”), or enter into any contract, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, any Subject Shares to any person other than pursuant to the Merger, (b) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to any Subject Shares or (c) commit or agree to take any of the foregoing actions; provided that nothing in the Voting Agreement shall prohibit the Stockholder from Transferring the Subject Shares to any person that agrees in a writing reasonably satisfactory to Middleby to be bound by the terms of the Voting Agreement.

The Voting Agreements terminate upon the earlier of (i) the termination of the Merger Agreement pursuant to Article VIII thereof; (ii) the Effective Time; (iii) the date of any change or amendment to the Merger Agreement that adversely affects the Stockholder in any material respect; (iv) the date of any change or amendment of the Merger

Agreement that results in a decrease in the merger consideration or that results in a change in the form of consideration to be paid by Middleby other than as contemplated by the terms of the Merger Agreement; and (v) the written agreement of the parties to terminate the Voting Agreement.

The foregoing summary of the Voting Agreements contained in this Item 4 is qualified in its entirety by reference to the form of Voting Agreement, attached as Exhibit 2 hereto and incorporated herein by reference.

(c) Not applicable.

(d) Pursuant to the Merger Agreement, the directors of Merger Sub immediately prior to the Effective Time (as defined in the Merger Agreement) will be the initial directors of the surviving corporation.  The officers of the Issuer immediately prior to the Effective Time will be the initial officers of the surviving corporation.

(e) Not applicable.

(f) Not applicable.

(g) Pursuant to the Merger Agreement, as of the Effective Time, the certificate of incorporation and the bylaws of Merger Sub shall be the certificate of incorporation and the bylaws of the surviving corporation.

(h) – (i) Following the consummation of the Merger, Middleby intends that the Common Stock of Issuer will be delisted from the NASDAQ Global Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

(j) Except as described in Item 4 above, Middleby currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) – (i) of Schedule 13D (although Middleby reserves the right to develop such plans).

Item 5.                        Interest in Securities of the Issuer

(a) Middleby, pursuant to the Voting Agreements, has acquired the right to vote in favor of the Merger (as described in Item 4 above) and, for the purposes of Rule 13d-3 promulgated under the Exchange Act, Middleby may be deemed to have shared beneficial ownership of 6,175,759 shares of Common Stock, representing approximately 20.32% of the outstanding Common Stock of the Issuer.  This percentage calculation is based on 30,390,471 shares of Common Stock issued and outstanding as of August 12, 2008, which number is based on the representations made by the Issuer in the Merger Agreement.  Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Common Stock referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(b) For the purposes of Rule 13d-3 promulgated under the Exchange Act, Middleby may be deemed to have shared power to vote or to direct the voting of 6,175,759 shares of Common Stock pursuant to the Voting Agreements as described in Item 4 above.

(c) Except for the arrangements described above, to the knowledge of Middleby, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule I or Item 5(a) and (b).

(d) Not applicable.

(e) Not applicable.

Item 6.                        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the arrangements described in Items 3, 4, and 5 of this statement on Schedule 13D and the agreements incorporated herein by reference and set forth as exhibits hereto, to the knowledge of Middleby, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                        Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit Number	Exhibit Name
1
Agreement and Plan of Merger, dated August 12, 2008, by and among The Middleby Corporation, Chef Acquisition Corp., and TurboChef Technologies, Inc. (incorporated by reference to Exhibit 2.1 to The Middleby Corporation’s Current Report on Form 8-K, filed August 15, 2008 (Commission File No. 1-9973)).

2
Form of Voting Agreement, dated August 12, 2008 (incorporated by reference to Exhibit 10.1 to The Middleby Corporation’s Current Report on Form 8-K, filed August 15, 2008 (Commission File No. 1-9973)).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 22, 2008

THE MIDDLEBY CORPORATION
by	/s/ Timothy J. FitzGerald
Name: Timothy J. FitzGerald Title: Vice President and Chief Financial Officer

SCHEDULE I

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE
OFFICERS OF THE MIDDLEBY CORPORATION

1.           Directors and Executive Officers of The Middleby Corporation.

The following table sets forth the name, citizenship, current principal occupation or employment, and material occupations, positions, offices or employments and business addresses thereof for the past five years of each individual that is a director or executive officer of The Middleby Corporation. The current business address of each person is 1400 Toastmaster Drive, Elgin, Illinois 60120. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with the Middleby Corporation.

Name, Country of Citizenship and Business Address	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Selim A. Bassoul Citizenship: United States ofAmerica

President, Chief Executive Officer, and Chairman of the Board of the Company and its principal subsidiary, Middleby Marshall Inc. ("MM") since December 23, 2004. President and Chief Executive Officer of the Company and MM from 2001 to 2004. Chief Operating Officer of the Company and MM from 2000 to 2001. Group President of Middleby Cooking Systems Group from 1999 to 2000. President of Southbend, a Middleby company, from 1996 to 1999.

Robert B. Lamb Citizenship: United States ofAmerica

Clinical Professor of Management at the Leonard N. Stern School of Business at New York University since 1977. Has served as adviser to U.S. and foreign corporations, commercial banks, investment banks and government agencies. Director of Bondholders Communication Corporation. Member of the Board of Editors, The Municipal Finance Journal, since 1985.

Ryan Levenson Citizenship: United States ofAmerica

Principal of Privet Fund Management LLC, 2007 to current. Managing Partner of Haynes Manor Capital, LLC, investment group from 2003 to 2007. Vice President of Business Development of MSI, a subsidiary of Lighten Up, LLC, from 2003 to 2006. Investment Analyst for Cramer, Rosenthal, McGlynn, hedge fund, from 2001 to 2003.

John R. Miller III Citizenship: United States ofAmerica

Chairman and Chief Executive Officer of E.O.P, Inc., publisher of special market trade magazines since 1968. Director Emeritus of First National Bank of Long Island and its holding company, the First of Long Island Corporation.

Gordon O’Brien Citizenship: United States ofAmerica

President, Specialty Finance and Operations, of American Capital Strategies since 1998. Vice President of Pennington Partners/PENMAN Partners, a private equity firm, from 1995 to 1998. A Board member of numerous private companies as a representative of American Capital Strategies.

Philip G. Putnam Citizenship: United States ofAmerica

Managing Director, Fulcrum Securities since 2008. Managing Director, Flagstone Capital, LLC, investment bankers, from 2000 to 2007. Executive Vice President, Brean Murray & Co. Inc., investment bankers, from 1996 to 2000.

Sabin C. Streeter Citizenship: United States ofAmerica

Adjunct Professor and Executive-in-Residence at Columbia Business School since 1997. Managing Director and Vice President of Donaldson, Lufkin & Jenrette Securities Corp., investment bankers, from 1976 to 1997. Director of Curtis Instruments.

Robert L. Yohe Citizenship: United States ofAmerica

Retired Vice Chairman and Director of Olin Corporation, a chemicals manufacturer, from 1993 to 1994, and from 1985 to 1992, President of Olin Chemicals, a division of Olin Corporation. Director of Calgon Carbon Corporation and Marsulex Inc.

Timothy J. FitzGerald Citizenship: United States ofAmerica

Vice President and Chief Financial Officer of the Company and MM since May 2003. Vice President and Corporate Controller of the Company and MM from February 2000 to May 2003. Corporate Controller of the Company and MM from November 1998 to May 2003.

David Brewer Citizenship: United States ofAmerica	President, Pitco Frialator, Inc. since July 2007. President, Lantech North America, from June 2005 to July 2007. Vice President of Global Supply Chain, YUM!, from March 2002 to June 2005.
Lyall Newby Citizenship: Canada	President Middleby Worldwide, since 2007. Director, International Supply, Chain Management Equipment and Logistics, YUM! Restaurants, December 1999 to March 2007.
Gary Mick Citizenship: United States ofAmerica

President, Blodgett Oven Company, from April, 2007. Vice President and General Manager, Blodgett Oven Company from June 2005 to April 2007. Vice President and Controller from January 1, 2001 to June 2005.

Magdy Albert Citizenship: United States ofAmerica

Executive Vice President, Food Processing Group, since March 2008; President, Alkar-RapidPak, from June 2006 to March 2008. General Manager, Middleby Cooking Systems Group, June 2003 to May 2006. General Manager, Vulan Steam, Illinois Tool Works, January 2001 to May 2003. Vice President, Engineering, Premark International, February 1998 to December 2000.

Mark A. Sieron Citizenship: United States ofAmerica	Division President, since 2004. Vice President and General Manager, Middleby Cooking Systems Group, from 1988 to 2004.
Nazih Ibrahim Citizenship: United States ofAmerica

Division President, Southbend since August 2004. Vice President of Supply Chain Management, from July 2003 to August 2004. Vice President, Materials Management, Franke Group from 1999 to 2003. Vice President, Purchasing, Stainless Incorporated, from 1995 to 1999.

Martin M. Lindsay Citizenship: United States ofAmerica	Corporate Treasurer of the Company and MM since February 2002. Assistant Treasurer of the Company and MM from March 1999 to February 2002.